CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ON2 TECHNOLOGIES, INC.

(Pursuant to Section 242 of the Delaware General Corporation Law)

It is hereby certified that:

FIRST: The name of the corporation is On2 Technologies, Inc. (the "Corporation").

SECOND: The certificate of incorporation of the Corporation was filed at the Office of the Secretary of State of the State of Delaware on March 1, 2000 (the "Certificate of Incorporation").

THIRD: This Certificate of Amendment is being filed to increase the authorized number of shares of Common Stock of the Corporation from 150,000,000 shares to 250,000,000 shares.

To accomplish the foregoing amendment, Section 1 of Article IV of the Certificate of Incorporation is hereby amended to provide as follows:

"Section 1 Authorized Capital. The aggregate number of shares and the amount of the total authorized capital of said Corporation shall consist of 270,000,000 shares of capital stock, of which 250,000,000 shares shall be Common Stock, par value $0.01 per share ("Common Stock"), and 20,000,000 shares shall be non-voting preferred stock, par value $0.01 per share ("Preferred Stock")."

FOURTH: This amendment of the Certificate of Incorporation was authorized by the unanimous vote of the directors of the Corporation at a meeting of the Board of Directors, and by the affirmative vote of the holders of a majority of all of the outstanding shares of Common Stock of the Corporation eligible to vote at a meeting duly noticed and conducted.

IN WITNESS WHEREOF, the Corporation has executed this Certificate, on October 10, 2007.

ON2 TECHNOLOGIES, INC.

By: /s/ Bill Joll
Name: Bill Joll
Title: President and Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:06 PM 10/10/2007
FILED 12:52 PM 10/10/2007
SRV 071101115 - 3186208 FILE